UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June

2023 Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel : +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Procaps Group, S.A. (the “Company”) held its annual general meeting of shareholders (the “Meeting”) on Friday, June 30, 2023, at 10:00 a.m. (Luxembourg time). The Company’s shareholders approved and adopted all matters submitted to them at the Meeting.

Results of the Meeting

1. Disclosure of conflicts of interest arising from transactions subject to Article 441-7 of the law of August 10, 1915 on commercial companies, as amended and article 22 of the Company’s consolidated articles of association as of September 29, 2021.

No vote was required on this item of the agenda.

No conflicts of interest arising from transactions subject to Article 441-7 of the law of August 10, 1915 on commercial companies, as amended (the “Law”) and article 22 of the consolidated articles of association of the Company as of September 29, 2021 have been reported to the Board of Directors since the last general meeting of shareholders of the Company that has taken place on June 28, 2022.

2. Presentation of the annual report on Form 20-F of the Company for the financial year ended December 31, 2022 and as filed with the U.S. Securities and Exchange Commission on May 12, 2023 in respect of the annual accounts and the consolidated financial statements for the financial year ended December 31, 2022.

No vote was required on this item of the agenda.

The Board of Directors presented to the Meeting the Company’s annual report on Form 20-F (functioning in all material respects as consolidated report of the Board of Directors in respect of the 2022 Annual Accounts and the 2022 Consolidated Financial Statements (as such terms are defined hereinafter) for the financial year ended December 31, 2022, in accordance with article 1720-1 of the Law (the “Form 20-F”) filed with the U.S. Securities and Exchange Commission on May 12, 2023, which the Meeting acknowledged.

3. Presentation of the report of the independent auditor of the Company in respect of the consolidated financial statements for the financial year ended December 31, 2022.

No vote was required on this item of the agenda.

The Board of Directors presented to the Meeting the report issued by the Company's independent auditor (réviseur d'entreprises agréé), Deloitte Audit, a société à responsabilité limitée existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register (Registre de commerce et des sociétés, Luxembourg) under number B67895, having its registered office at 20, boulevard de Kockelscheuer, L-1821 Luxembourg, Grand Duchy of Luxembourg, on the 2022 Consolidated Financial Statements (the "Auditor Report") which the Meeting acknowledged.

4. Presentation of the report of the statutory auditor of the Company in respect of the standalone annual accounts for the financial year ended December 31, 2022.

No vote was required on this item of the agenda.

The Board of Directors presented to the Meeting the report issued by the Company's statutory auditor (commissaire aux comptes), Mr. Carlos Piocuda, on the unaudited standalone annual accounts for the financial year ended December 31, 2022 prepared in accordance with the Luxembourg Generally Accepted Accounting Principles (Lux GAAP) (the “2022 Annual Accounts”) (the "Statutory Report”, which the Annual General Meeting acknowledged).

5. Presentation and approval of the audited consolidated financial statements for the financial year ended December 31, 2022 prepared in accordance with the International Financial Reporting Standards (IFRS).

The Meeting, after having reviewed the Form 20-F and the Auditor Report, approved the audited consolidated financial statements of the Company for the financial year ended December 31, 2022 prepared in accordance with the IFRS (the “2022 Consolidated Financial Statements”).

6. Presentation and approval of the unaudited standalone annual accounts for the financial year ended December 31, 2022 prepared in accordance with the Luxembourg Generally Accepted Accounting Principles (Lux GAAP).

The Meeting, after having reviewed the Form 20-F and the Statutory Report, approved the 2022 Annual Accounts.

7. Allocation of results for the financial year ended December 31, 2022.

The Meeting acknowledged that the Company has made a loss of USD 23,341,337.34 during the financial year ended December 31, 2022 and resolved to approve the allocation of the results of the Company based on the 2022 Annual Accounts as follows:

Result of the financial year 2022	USD	(23,341,337.34)
Result brought forward	USD	(4,838,844.01)
Result to be carried forward to the following financial year	USD	(28,180,181.35)

8. Confirmation of the mandate of Mr. Alberto Eguiguren Correa in replacement of Mr. Alejandro Weinstein as of January 19, 2023 by way of co-option.

The Meeting resolved to confirm the mandate as member of the Board of Directors of Mr. Alberto Eguiguren Correa, born on September 20, 1964, in Santiago, Chile, professionally residing at Avenida El Bosque Norte 0177, office 1102, Las Condes, Santiago, Chile, in replacement of Mr. Alejandro Weinstein, with effect as of January 19, 2023 and for a period ending at the Meeting (which corresponds to the duration of mandate of Mr. Alejandro Weinstein).

9. Confirmation of the mandate of Mr. Alejandro Weinstein in replacement of Mr. Daniel W. Fink as of February 13, 2023 by way of co-option.

The Meeting resolved to confirm the mandate as member of the Board of Directors of Mr. Alejandro Weinstein, born on February 10, 1958, in Recoleta, Chile, professionally residing at 21 Chesham Place, SW1X 8HG London, United Kingdom, in replacement of Mr. Daniel W. Fink, with effect as of February 13, 2023 and for a period ending at the Meeting (which corresponds to the duration of mandate of Mr. Daniel W. Fink).

10. Vote on discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate for and in connection with the financial year ended December 31, 2022.

The Meeting resolved to grant full and total discharge (quitus) to the members of the Board of Directors for the exercise of their mandates for and in connection with the financial year ended December 31, 2022.

11. Approval of the remuneration to be paid to the members of the Board of Directors, decision on the amounts of such remuneration, and acknowledgement of the renunciation by Mr. Alejandro Weinstein and Mr. Jose Minski to the remunerations to be received by them for serving as Directors for the financial year ending on December 31, 2023

The Meeting approved the remuneration to be paid to the members of the Board of Directors for the financial year ending December 31, 2023 and decided that the amounts of such remuneration are as follows:

Name of Director	Individual Compensation Amount
Mr. Ruben Minski	N/A
Mr. Jose Minski	N/A
Mr. Alejandro Weinstein	N/A
Mr. Alberto Eguiguren Correa	USD 56,000 p.a. (on a 12-month basis)
Mr. Kyle P. Bransfield	USD 56,000 p.a. (on a 12-month basis)
Mr. Luis Fernando Castro	USD 56,000 p.a. (on a 12-month basis)
Mr. David Yanovich	USD 56,000 p.a. (on a 12-month basis)

The Meeting further acknowledged that Mr. Alejandro Weinstein and Mr. Jose Minski have renounced, in the meeting of the Board of Directors held on February 13, 2023, to the remunerations to be received by them for serving as directors of the Company for the financial year ending on December 31, 2023, such remunerations being USD 150,000 p.a. (on a 12-month basis) for Mr. Alejandro Weinstein and USD 56,000 p.a. (on a 12-month basis) for Mr. Jose Minski.

12. Renewal of the mandate of Deloitte Audit as independent auditor (réviseur d’entreprises agréé) of the Company for the consolidated financial statements prepared in accordance with the International Financial Reporting Standards (IFRS) for a period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2023.

The Meeting resolved to renew the mandate of Deloitte Audit, a société à responsabilité limitée existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register (Registre de commerce et des sociétés, Luxembourg) under number B67895, having its registered office at 20, boulevard de Kockelscheuer, L-1821 Luxembourg, Grand Duchy of Luxembourg, as independent auditor (réviseur d'entreprises agréé) of the Company for the consolidated financial statements prepared in accordance with the International Financial Reporting Standards (IFRS) for a period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2023.

13. Renewal of the mandate of Mr. Carlos Piocuda as statutory auditor (commissaire aux comptes) of the Company for the standalone annual accounts prepared in accordance with the Luxembourg Generally Accepted Accounting Principles (Lux GAAP) for a period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2023.

The Meeting resolved to renew the mandate of Mr. Carlos Piocuda, born on April 10, 1984 in Barranquilla, Colombia, professionally residing in Calle 80 78B 201 – 080001, Barranquilla, Colombia, as statutory auditor (commissaire aux comptes) of the Company for the standalone annual accounts prepared in accordance with the Luxembourg Generally Accepted Accounting Principles (Lux GAAP) for a period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2023.

14. Renewal of the mandate of each of the current members of the Board of Directors of the Company for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2023.

The Meeting resolved to renew the mandate of each of the current members of the Board of Directors of the Company for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2023.

15. Delegation of powers.

The Meeting resolved to authorize any director of the Company and/or any lawyer or employee of Arendt & Medernach S.A., any employee of Arendt Services S.A., all professionally residing in Luxembourg, each acting individually and with full power of substitution, to arrange (i) for the filing of the 2022 Annual Accounts and the 2022 Consolidated Financial Statements (including the Form 20-F) with the Luxembourg Trade and Companies Register as well as with any filing that may be required in connection with the preceding resolutions and (ii) for any publication on the Recueil électronique des sociétés et associations that may be required in connection with the preceding resolutions.

The information contained herein is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

By:	/s/ Ruben Minski
Name:	Ruben Minski
Title:	Chief Executive Officer

Dated: June 30, 2023

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